Exhibit 3.1

AMENDMENT TO TESSERA TECHNOLOGIES, INC.

AMENDED AND RESTATED BYLAWS

Dated: April 30, 2015

Pursuant to the resolutions duly adopted by the Board of Directors of Tessera Technologies, Inc., a Delaware corporation (the “Company”), effective immediately prior to the election of directors at the Company’s 2015 Annual Meeting of Stockholders on April 30, 2015, the Amended and Restated Bylaws of the Company, as amended and restated September 14, 2011, as further amended on August 29, 2012, December 19, 2012, March 1, 2013, March 25, 2013, April 29, 2013 and May 22, 2013 (the “Bylaws”), are amended as follows:

Section 3.2 of the Bylaws is hereby amended by replacing the first sentence of Section 3.2 with the following:

“Until changed by a proper amendment to this Section 3.2, the authorized number of directors shall be seven (7).”